Draft: July 14, 2017

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


SUBSCRIPTION DOCUMENTS
[EFFECTIVE DATE]

EXODO SPIRITS INTERNATIONAL CORP.
Juan Hector, CEO
1505 22nd St, NW
Washington, DC 20036

Phone: (321) 246-3621
Email: jhector@exodospirits.com

COMMON STOCK OFFERING


Exodo Spirits International Corp., a Delaware corporation (the "Company") hereby offers 1,000,000 Shares of Common Stock ("Shares") at $ 1.00 per Share. The securities are offered by the Company on a "Best Efforts, Mini-Maxi" basis. The Company may, in its sole and absolute discretion, sell less than the minimum.

Minimum purchase threshold $150,000, Maximum $1,000,000. There will be an escrow of funds and all subscription monies with Wefunder until the minimum of $150,000 is reached. If the minimum is not reached the funds will be returned to the investors without interest. If the minimum is reached, the Company will break escrow and continue to sell. The securities contain certain transfer restrictions in accordance with the Securities Act of 1933, as amended and applicable State securities laws. This Offering will terminate on the earlier of (1) the date all securities are sold or (2) December 31, 2015. The offering termination date may be extended by the Company in its sole discretion.

Subject to the terms and conditions of this Subscription Agreement, the Subscriber shall send payment of the subscription price for the securities being purchased by check, ACH, wire, or Bitcoin in the amount set forth on the signature page, to Wefunder Portal, LLC's escrow account at Boston Private Bank.

 The Subscriber understands that the securities offered hereby are sold in reliance upon the exemption of Regulation CF from registration under the Securities Act of 1933, as amended and applicable state securities blue-sky exemptions

It is understood and agreed that this Subscription is made subject to the following terms and
   conditions:

a. The Company shall have the right to accept, reduce or reject this Subscription, in whole or in part.
b. Upon acceptance of this Subscription, the Company shall execute the signature pages of this Agreement.
c. The Company shall retain one copy of this Agreement, with executed signature page, and one copy, with executed signature page, shall be delivered to the undersigned.

For Residents of all States: The securities offered hereby have not been registered under the Act or the securities laws of certain States and are being offered and sold in reliance on exemptions from the registration requirements of said Act and such laws. The securities are subject to restriction on transferability and resale and may not be transferred or resold except as permitted under said Act and such laws pursuant to registration or exemption therefrom together with an opinion of counsel satisfactory to the issuer that such registration is not required under such Act or such laws. The securities have not been approved or disapproved by the SEC or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this Offering or the accuracy or adequacy of the Offering. Any representation to the contrary is unlawful.

North American Securities Administrators Association (NASAA) legend: In making an investment decision investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended by any federal or state Securities Commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense. These securities may be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under Federal and State securities laws. Investors should be aware that they might be required to bear the financial risks of this investment for an indefinite period of time.

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<h1 style="text-align:center;"><u>SUBSCRIPTION INFORMATION FOR INDIVIDUALS</u></h1>

ACCESS TO INFORMATION; INDEPENDENT INVESTIGATION

The Subscriber has received and read and is familiar with this Agreement and they confirm that all documents, records and books pertaining to the investment in the Company and requested by them have been made available or delivered to them. The undersigned has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the terms and conditions of this investment.

REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED

The undersigned hereby represents and warrants to the Company as follows:

a. They understand that the securities being purchased have not been registered pursuant to the Act or any state securities laws and that they have been acquired for investment only and not with a view to distribution within the meaning of the Act and the rules and regulations promulgated thereunder. The holder of the securities has agreed not to effect a disposition of the securities unless or until (1) a registration statement under the Act and applicable state securities laws pertaining to the securities has become effective, or (2) the Company has received an opinion of counsel satisfactory to it that registration under the Act and applicable state securities laws is not required in connection with such disposition.

b. They understand that the securities for which they hereby subscribe are being acquired solely for their own account, for investment only and are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; they have no present plans to enter into such contract, undertaking, agreement or arrangements.

c. They acknowledge and are aware of the following: (1) that the Company has had no operating history; and that the securities are speculative investments, which involve a high degree of risk of loss of their entire investment in the Company; (2) that there are substantial restrictions on the transferability of the securities; the securities will not be, and investors in the Company have no rights to require that the securities be, registered under the Act; there is no public market for the securities and no assurance that one will develop. If a public market did develop the undersigned will only be able to avail themselves of the provisions of Rule 144 adopted by the Securities and Exchange Commission pursuant to the Act with respect to the resale of the securities; and, accordingly, they will have to hold the securities for a minimum period of one year before the securities may be sold in the public markets, and, therefore, they may not be able to liquidate their investment in the Company for several years in the future; and (3) that the Company will rely on this offer to subscribe, and, accordingly, this offer may not be canceled, rescinded or otherwise revoked by the undersigned.

d. The foregoing representations and warranties are true and accurate as of the date hereof and shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If in any respect such representations and warranties shall not be true or accurate prior to delivery of the subscription payment, the undersigned shall give written notice of such fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefore.

e . For the purpose of this Agreement a "Major Investor" means a holder of Common stock if (i) the Purchase Amount of such Shares is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act and a "Designated Major Investor" is means a purchaser of Common Stock designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 5.

IRREVOCABLE PROXY; SPV REORGANIZATION

(a)   If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of this Section 5 will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Investor **is not** a Major Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle.

INDEMNIFICATION

The undersigned acknowledges that they understand the meaning and legal consequences of the representations and warranties contained herein, and they hereby agree to indemnify and hold harmless the Company from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the undersigned contained in this Agreement. This Paragraph shall survive the termination of this Agreement.

NO WAIVER

Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to them under Federal and State securities laws.

REVOCATION

The undersigned agrees that they shall not cancel, terminate or revoke this Agreement or any agreement of the undersigned made hereunder and that this Agreement shall survive the death or disability of the undersigned, except as provided below.

TERMINATION OF AGREEMENT

If any representation or warranty of the undersigned contained herein shall not be true or accurate prior to delivery of the subscription payment, and written notice of such fact has been given to the Company, then this Agreement shall be null and void and of no further force and effect except those provisions of the Indemnification section of this Agreement which expressly survive the termination of the Agreement, and, except as otherwise stated herein, no party shall have any rights against any other party hereunder, and the Company shall promptly return to the Undersigned the full subscription payment without deduction.

BLUE SKY NOTICES

The undersigned has reviewed and understands the general information and securities law notices, restrictions, and/or rights as set forth in this Agreement.

NOTICE, GOVERNING LAW, ARBITRATION

All notices or other communications given or made hereunder shall be in writing and shall be mailed by First Class certified mail, return receipt requested, with notice being effective upon receipt of delivery notification, by national courier, or receipted fax or email to the undersigned at his or her address set forth below and to the Company at the address set forth at the outset of this Agreement.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Washington DC, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect but not necessarily utilizing the services of the American Arbitration Association. The parties may choose an alternate dispute resolution group such as JAMS or an independent conflict resolution group. Each party shall pay its own costs regardless of the outcome of arbitration. Judgment may be entered on the arbitrator's award in any court having jurisdiction.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this agreement as of _[EFFECTIVE DATE]_____.

Number of Shares: [SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

Exodo Spirits International Corp.
_____

Founder Signature
_____

Name: ___Juan Carlos Hector_____

Title: ___President and CEO_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited